UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS SECOND-QUARTER 2015 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated Net Sales and Operating Segment Income increased by 8.5% and 6.6%, respectively

➢	Strong revenue growth in our Telecommunications segment of 43.8% and of 10.6% excluding the acquisition of Cablecom and Telecable

➢	Solid growth in Sky revenues and operating segment income of 9.0% and 9.2%, respectively

➢	Strong growth in Network Subscription Revenue of 27.1% thanks to the success of our pay-TV networks in Mexico and Latin America

Consolidated Results

Mexico City, D.F., July 6, 2015—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second-quarter 2015. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2015 and 2014, in millions of Mexican pesos:

	2Q’15	Margin %	2Q’14	Margin %	Change %
Net sales	20,985.7	100.0	19,344.4	100.0	8.5
Net income	1,749.4	8.3	2,642.5	13.7	(33.8)
Net income attributable to stockholders of the Company	1,328.7	6.3	2,211.6	11.4	(39.9)

Segment net sales	21,453.7	100.0	19,689.3	100.0	9.0
Operating segment income (1)	8,545.6	39.8	8,015.8	40.7	6.6
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 8.5% to Ps.20,985.7 million in second-quarter 2015 compared with Ps.19,344.4 million in second-quarter 2014. This increase was mainly attributable to revenue growth in Telecommunications and Sky segments. Operating segment income increased by 6.6%, reaching Ps.8,545.6 million with a margin of 39.8%.

Net income attributable to stockholders of the Company decreased to Ps.1,328.7 million in second-quarter 2015 compared to Ps.2,211.6 million in second-quarter 2014. The net decrease of Ps.882.9 million reflected (i) a Ps.907.1 million increase in depreciation and amortization; (ii) a Ps.523.5 million increase in finance expense, net; (iii) a Ps.146.4 million increase in other expense, net; and (iv) a Ps.79.4 million decrease in share of income of joint ventures and associates, net. These unfavorable variances were partially compensated by (i) a Ps.407.0 million increase in operating income before depreciation and amortization; and (ii) a Ps.356.3 million decrease in income taxes.

Second-quarter Results by Business Segment

The following table presents second-quarter consolidated results ended June 30, 2015 and 2014, for each of our business segments. Consolidated results for 2015 and 2014 are presented in millions of Mexican pesos.

Net Sales	2Q’15%		2Q’14%		Change %
Content	7,923.0	36.9	8,605.6	43.7	(7.9)
Sky	4,724.5	22.0	4,333.1	22.0	9.0
Telecommunications	6,909.7	32.2	4,803.7	24.4	43.8
Other Businesses	1,896.5	8.9	1,946.9	9.9	(2.6)
Segment Net Sales	21,453.7	100.0	19,689.3	100.0	9.0
Intersegment Operations1	(468.0)		(344.9)		(35.7)
Net Sales	20,985.7		19,344.4		8.5

Operating Segment Income2	2Q’15	Margin %	2Q’14	Margin %	Change %
Content	3,378.5	42.6	3,957.5	46.0	(14.6)
Sky	2,273.9	48.1	2,082.0	48.0	9.2
Telecommunications	2,764.2	40.0	1,778.2	37.0	55.4
Other Businesses	129.0	6.8	198.1	10.2	(34.9)
Operating Segment Income	8,545.6	39.8	8,015.8	40.7	6.6
Corporate Expenses	(514.2)	(2.4)	(391.4)	(2.0)	(31.4)
Depreciation and Amortization	(3,612.7)	(17.2)	(2,705.6)	(14.0)	(33.5)
Other Expense, net	(197.8)	(0.9)	(51.4)	(0.3)	(284.8)
Operating Income	4,220.9	20.1	4,867.4	25.2	(13.3)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content	Second-quarter sales decreased by 7.9% to Ps.7,923.0 million compared with Ps.8,605.6 million in second-quarter 2014.

	Millions of Mexican pesos	2Q’15%		2Q’14%		Change %
	Advertising	5,238.5	66.1	6,264.7	72.8	(16.4)
	Network Subscription Revenue	854.1	10.8	672.0	7.8	27.1
	Licensing and Syndication	1,830.4	23.1	1,668.9	19.4	9.7
	Net Sales	7,923.0	100.0	8,605.6	100.0	(7.9)

Advertising
Advertising revenue decreased by 16.4% to Ps.5,238.5 million compared with Ps.6,264.7 million in second-quarter 2014. Second-quarter 2015 results are not directly comparable to those in second-quarter 2014 as a result of (i) the transmission of the 2014 World Cup during second-quarter 2014; (ii) Televisa´s obligation to provide political parties an important part of our advertising inventory free of charge as a result of the electoral campaigns in Mexico during the quarter; and (iii) the absence of our transmission of key soccer matches during the quarter.

Network Subscription Revenue
Second-quarter Network Subscription Revenue increased by 27.1% to Ps.854.1 million compared with Ps.672.0 million in second-quarter 2014. The growth was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and to a lesser extent a positive translation effect on foreign-currency denominated revenues. During the quarter, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies. Ten of the top 30 pay-TV networks in Mexico were produced by Televisa including 5 of the top 10 general entertainment networks, 3 of the top 6 movie networks, the number 3 rated sports network and 3 of the top 4 music networks.

Licensing and Syndication
Second-quarter Licensing and Syndication revenue increased by 9.7% to Ps.1,830.4 million compared with Ps.1,668.9 million in second-quarter 2014. The increase is explained mainly by a positive translation effect on foreign-currency denominated revenues. Second-quarter royalties from Univision decreased by 10.8% to US$75.0 million in second-quarter 2015 from US$84.0 million in second-quarter 2014 as a result of Univision´s transmission of the 2014 World Cup in second-quarter 2014. The other revenue components of Licensing and Syndication, royalties from Netflix and exports to the rest of the world, remained relatively stable.

Second-quarter operating segment income decreased by 14.6% to Ps.3,378.5 million compared with Ps.3,957.5 million in second-quarter 2014. The margin was 42.6%. The drop in the margin of 340 basis points from same quarter last year is mainly explained by the decrease in our advertising revenues.

Sky
Second-quarter sales increased by 9.0% to Ps.4,724.5 million compared with Ps.4,333.1 million in second-quarter 2014. The increase was driven by accelerated growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings. The number of net active subscribers increased by 120,582 during the quarter to 6,887,428 as of June 30, 2015, compared with 6,357,552 as of June 30, 2014. Sky ended the quarter with 190,785 subscribers in Central America and the Dominican Republic.

Second-quarter operating segment income increased by 9.2% to Ps.2,273.9 million compared with Ps.2,082.0 million in second-quarter 2014, and the margin was 48.1%, practically flat from same quarter last year.

Telecommunications
Second-quarter sales increased by 43.8% to Ps.6,909.7 million compared with Ps.4,803.7 million in second-quarter 2014 driven by growth in all of our cable platforms and the consolidation, for the full quarter, of Ps.1,598.5 million revenues from Cablecom and Telecable (also referred to as Cablevisión Red). Excluding Cablecom and Telecable, second-quarter sales from our cable and network operations increased by 10.6%.

Voice and data revenue generating units, or RGUs, grew 61.1% and 49.3% compared with second-quarter 2014, respectively, and video RGUs grew 52.4%. Excluding the acquisition of Cablecom and Telecable, Voice and Data RGUs, grew 35.2% and 23.5% compared with second-quarter 2014, respectively, while Video RGUs grew by 4.2%.

	The following table sets forth the breakdown of RGUs per service type for our telecommunications segments as of June 30, 2015 and 2014.

RGUs	2Q’15	2Q’14
Video	3,916,512	2,570,599
Broadband	2,748,401	1,840,348
Voice	1,595,761	990,785
Total RGUs	8,260,674	5,401,732

Second-quarter operating segment income increased by 55.4% to Ps.2,764.2 million compared with Ps.1,778.2 million in second-quarter 2014, and the margin was 40.0%, an increase of 300 basis points from same quarter last year. These results primarily reflected the consolidation of Cablecom and Telecable, which contributed with Ps.758.8 million to operating segment income, continued growth in the cable platforms and Bestel, and lower long distance costs. These favorable variances were partially offset by the increase in maintenance costs, programming costs, marketing and advertising expenses, leasing expenses, and personnel costs and expenses during the quarter. Excluding Cablecom and Telecable, operating segment income increased by 12.8%.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for second-quarter 2015 and 2014.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include the services offered by Bestel and the network operations of Cablecom.

2Q’15 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Telecom
Revenue	5,912.4	1,222.8	6,909.7
Operating Segment Income	(2)2,372.4	(2)473.1	2,764.2
Margin	40.1%	38.7%	40.0%

(1) These results do not include consolidation adjustments of Ps.225.5 million in revenues nor Ps.81.3 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.
(2) The Operating Segment Income line above includes certain expenses previously included in the consolidation adjustments figure as reported in second-quarter of 2014, which amounted to Ps.91.4 million in that period. These expenses are better accounted for as operating expenses as they are related to the management structure created to lead in the expansion and integration of Televisa´s telecommunications operations.

2Q’14 Millions of Mexican pesos	Cable Operations (3)	Network Operations (3)	Total Telecom
Revenue	4,059.6	835.7	4,803.7
Operating Segment Income	1,652.2	293.7	1,778.2
Margin	40.7%	35.1%	37.0%

(3) These results do not include consolidation adjustments of Ps.91.6 million in revenues nor Ps.167.7 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.

Other Businesses
Second-quarter sales decreased by 2.6% to Ps.1,896.5 million compared with Ps.1,946.9 million in second-quarter 2014. Businesses that performed well include gaming and soccer. The gaming business benefited from an increase in the number of electronic gaming machines, while the soccer business benefited from higher advertising revenues and ticket sales. This effect was more than compensated by lower revenues in our publishing, radio, publishing distribution, and feature-film distribution businesses.

Second-quarter operating segment income decreased by 34.9% to Ps.129.0 million compared with Ps.198.1 million in second-quarter 2014, reflecting i) a decrease in the operating segment income of our publishing and radio businesses; and ii) a larger operating segment loss in our soccer business. This effect was partially compensated by an increase in the operating segment income of our gamming and feature-film distribution businesses, as well as a smaller operating segment loss in our publishing distribution business.

Corporate Expenses

Corporate expense increased by Ps.122.8 million, or 31.4%, to Ps.514.2 million in second-quarter 2015, from Ps.391.4 million in second-quarter 2014. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in second-quarter 2015 and 2014 amounted to Ps.325.0 million and Ps.224.4 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, net

Other expense, net, increased by Ps.146.4 million to Ps.197.8 million in second-quarter 2015, from Ps.51.4 million in second-quarter 2014. This increase reflected primarily a higher loss on disposition of property and equipment, as well as a non-recurrent severance expense in connection with dismissals of personnel in our Other Businesses and Telecommunications segments.

Non-operating Results

Finance Expense, net

The following table sets forth the finance expense (income), net, stated in millions of Mexican pesos for the quarters ended June 30, 2015 and 2014.

	2Q’15	2Q’14	Increase (decrease)
Interest expense	1,530.4	1,396.1	134.3
Interest income	(320.2)	(290.6)	(29.6)
Foreign exchange loss, net	683.9	24.0	659.9
Other finance (income) expense, net	(133.4)	107.7	(241.1)
Finance expense, net	1,760.7	1,237.2	523.5

The finance expense, net, increased by Ps.523.5 million, or 42.3%, to Ps.1,760.7 million in second-quarter 2015 from Ps.1,237.2 million in second-quarter 2014. This increase reflected primarily (i) a Ps.659.9 million increase in foreign exchange loss resulting primarily from an 2.9% depreciation of the Mexican peso against the US dollar in second-quarter 2015 compared with a 0.4% appreciation in second-quarter 2014; and (ii) a Ps.134.3 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in second-quarter 2015. These unfavorable variances were partially compensated by (i) a Ps.241.1 million change in other finance expense, net, to other finance income, net, resulting primarily from a favorable change in fair value of the embedded derivative in Convertible Debentures issued by Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision Communications Inc. (“Univision”); and (ii) a Ps.29.6 million increase in interest income explained primarily by a higher average amount of cash and cash equivalents and temporary investments in second-quarter 2015.

Share of Income of Joint Ventures and Associates, net

Share of income of joint ventures and associates, net, decreased by Ps.79.4 million, or 61.2%, to Ps.50.4 million in second-quarter 2015 from Ps.129.8 million in second-quarter 2014. This decrease reflected primarily a lower share of income of BMP.

Income Taxes

Income taxes decreased by Ps.356.3 million, or 31.9%, to Ps.761.2 million in second-quarter 2015 compared with Ps.1,117.5 million in second-quarter 2014. This decrease reflected primarily a lower income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.10.2 million, or 2.4%, to Ps.420.7 million in second-quarter 2015, compared with Ps.430.9 million in second-quarter 2014. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Other Businesses segments, which was partially compensated by a higher portion of net income attributable to non-controlling interests in our Telecommunications segment.

Other Relevant Information

Capital Expenditures

During second-quarter 2015, we invested approximately US$371.6 million in property, plant and equipment as capital expenditures. These capital expenditures include approximately US$259.5 million for our Telecommunications segment, US$82.0 million for our Sky segment, and US$30.1 million for our Content and Other Businesses segments.

In May 2015, our segment Sky launched satellite SKYM-1, the first satellite owned-and-operated by Sky. SKYM-1, which has 24 transponders and an estimated useful life of 15 years, will provide direct-to-home broadcast services to Mexico, Central America and the Caribbean allowing Sky to expand capacity and bring to the markets it serves the most comprehensive high-definition channel offering.

Univision

On July 2, we announced that, together with Univision's major shareholders, we entered into a Memorandum of Understanding and an amendment to our existing Program Licensing Agreement. The terms and conditions are outlined in our joint press release issued on that day.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of June 30, 2015 and December 31, 2014. Amounts are stated in millions of Mexican pesos.

	June 30, 2015	Dec 31, 2014	Increase (decrease)
Short-term debt and current portion of long-term debt	77.8	337.1	(259.3)
Long-term debt, net of current portion	84,780.3	80,660.5	4,119.8
Total debt 1	84,858.1	80,997.6	3,860.5
Current portion of finance lease obligations	476.0	502.2	(26.2)
Long-term finance lease obligations	5,135.2	4,807.4	327.8
Total finance lease obligations	5,611.2	5,309.6	301.6
1  As of June 30, 2015 and December 31, 2014, total debt is presented net of finance costs in the amount of Ps.1,238.2 million and Ps.1,268.8 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,023.6 million and Ps.974.9 million, respectively.

As of June 30, 2015, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.43,433.2 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of June 30, 2015, amounted to Ps.6,098.6 million.

In May 2015, we concluded an offering of Ps.5,000 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2022 with an annual interest rate of the 28-day Interbank Equilibrium Interest Rate or TIIE plus 0.35%, registered with the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

During the first half of 2015, our TVI telecommunications business refinanced an outstanding long-term loan in the principal amount of Ps.722 million, with an original maturity in 2016, and incurred into additional long-term debt in the aggregate principal amount of Ps.750 million. The refinanced and additional long-term debt of TVI has maturities between 2019 and 2022, with an annual interest rate of the 28-day TIIE plus a range between 130 and 140 basis points.

On June 29, 2015, we prepaid peso-denominated long-term loans in the aggregate principal amount of Ps.5,100 million with original maturities between 2016 and 2021, including Ps.3,500 million long-term loans of our Sky segment. The aggregate amount paid by us in connection with this prepayment amounted to Ps.5,466 million, which included related accrued interest, the settlement of a derivative contract and fees.

Dividend

In April 2015, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in June 2015 in the aggregate amount of Ps.1,084.2 million.

Shares Outstanding

As of June 30, 2015 and December 31, 2014, our shares outstanding amounted to 338,543.7 million and 338,056.2 million shares, respectively, and our CPO equivalents outstanding amounted to 2,893.5 million and 2,889.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2015 and December 31, 2014, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.7 million and 577.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 25 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico´s telecommunications industry in many regions of the country where it offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 36% on a fully diluted, as-converted basis of the equity capital in Univision Holdings Inc. (formerly, Broadcasting Media Partners, Inc.), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel /  Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2015 AND DECEMBER 31, 2014
(Millions of Mexican Pesos)

	June 30,		December 31,
	2015		2014
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	30,166.2	Ps.	29,729.3
Temporary investments		5,160.1		4,788.6
Trade notes and accounts receivable, net		16,979.3		21,087.2
Other accounts and notes receivable, net		2,875.8		2,724.7
Account receivable related to investment in GSF		-		10,583.9
Derivative financial instruments		0.2		2.9
Due from affiliated companies		439.2		903.2
Transmission rights and programming		5,760.6		4,851.7
Inventories		3,183.3		3,336.7
Other current assets		3,031.2		1,794.0
Total current assets		67,595.9		79,802.2

Non-current assets:
Transmission rights and programming		9,020.1		8,994.4
Investments in financial instruments		37,019.4		34,709.9
Investments in joint ventures and associates		5,036.4		5,032.4
Property, plant and equipment, net		67,902.3		62,009.5
Intangible assets, net		36,744.5		28,778.4
Deferred income tax assets		17,298.9		16,080.3
Other assets		154.2		144.8
Total non-current assets		173,175.8		155,749.7
Total assets	Ps.	240,771.7	Ps.	235,551.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2015 AND DECEMBER 31, 2014
(Millions of Mexican Pesos)

	June 30,		December 31,
	2015		2014
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Short-term debt and current portion of long-term debt (1)	Ps.	1,101.4	Ps.	1,312.0
Current portion of finance lease obligations		476.0		502.2
Trade accounts payable and accrued expenses		19,941.0		17,142.1
Customer deposits and advances		15,257.8		20,150.7
Income taxes payable		1,032.8		1,389.3
Other taxes payable		853.9		1,108.4
Employee benefits		826.1		1,005.2
Due to affiliated companies		4.2		8.6
Derivative financial instruments		6.9		-
Other current liabilities		2,020.6		1,751.6
Total current liabilities		41,520.7		44,370.1
Non-current liabilities:
Long-term debt, net of current portion		84,780.3		80,660.5
Finance lease obligations, net of current portion		5,135.2		4,807.4
Derivative financial instruments		267.9		335.1
Customer deposits and advances		453.3		284.0
Income taxes payable		6,231.1		6,628.1
Deferred income tax liabilities		8,315.8		7,763.0
Post-employment benefits		349.6		287.2
Other long-term liabilities		2,176.9		2,501.4
Total non-current liabilities		107,710.1		103,266.7
Total liabilities		149,230.8		147,636.8

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		59,478.7		55,379.5
Net income for the period		2,782.2		5,386.9
		64,399.9		62,905.4
Accumulated other comprehensive income, net		6,373.6		5,679.1
Shares repurchased		(11,901.9)		(12,647.4)
		58,871.6		55,937.1
Equity attributable to stockholders of the Company		79,739.5		76,805.0
Non-controlling interests		11,801.4		11,110.1
Total equity		91,540.9		87,915.1
Total liabilities and equity	Ps.	240,771.7	Ps.	235,551.9

                     (1) Short-term debt and current portion of long-term debt include accrued interest payable as of June 30, 2015 and December 31, 2014.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2015 AND 2014
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2015		2014		2015		2014
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	20,985.7	Ps.	19,344.4	Ps.	40,845.1	Ps.	36,268.5

Cost of sales		11,178.2		10,151.3		22,312.9		19,888.4

Selling expenses		2,345.7		2,030.4		4,529.5		3,984.6

Administrative expenses		3,043.1		2,243.9		5,700.3		4,331.2
Income before other expense or income		4,418.7		4,918.8		8,302.4		8,064.3
Other (expense) income, net		(197.8)		(51.4)		728.7		(213.2)
Operating income		4,220.9		4,867.4		9,031.1		7,851.1
Finance expense		(2,214.3)		(1,527.8)		(4,558.9)		(2,917.0)
Finance income		453.6		290.6		937.2		562.0
Finance expense, net		(1,760.7)		(1,237.2)		(3,621.7)		(2,355.0)
Share of income (loss) of joint ventures
and associates, net		50.4		129.8		(249.1)		(68.8)
Income before income taxes		2,510.6		3,760.0		5,160.3		5,427.3
Income taxes		761.2		1,117.5		1,607.6		1,601.0
Net income	Ps.	1,749.4	Ps.	2,642.5	Ps.	3,552.7	Ps.	3,826.3

Net income attributable to:
Stockholders of the Company	Ps.	1,328.7	Ps.	2,211.6	Ps.	2,782.2	Ps.	3,065.5
Non-controlling interests		420.7		430.9		770.5		760.8
Net income	Ps.	1,749.4	Ps.	2,642.5	Ps.	3,552.7	Ps.	3,826.3

Basic earnings per CPO attributable
to stockholders of the Company	Ps.	0.46	Ps.	0.77	Ps.	0.96	Ps.	1.07

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 7, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel